JPMORGAN TRUST II

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

October 18, 2010

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: JPMorgan Trust II (“Trust”);

File Nos. 2- 95973; 811-4236 – Post-Effective Amendment No. 119)

Dear Mr. Di Stefano:

This letter is in response to the comments you provided to me on September 29, 2010 with respect to J.P. Morgan Investor Funds listed on Exhibit A (the “Investor Funds”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the 1933 Act, which will be automatically effective on November 1, 2010 pursuant to the Rule.

Front Cover

1.

Comment: The name of the Trust is JPMorgan Trust II – not J.P. Morgan Investor Funds. Therefore, please delete the reference to J.P. Morgan Investor Funds (the “Funds”) that appears on the front cover. In addition, please delete the identification of the share classes included in the prospectus that appears above the date on the front cover.

Response: We respectfully disagree. We believe that the inclusion of the reference to the types of funds included in the prospectus and the share classes is permitted under Item 1 of Form N-1A. The instruction to Item 1 permits the Investor Funds to include “additional information” on the front cover as long as it is “not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.” (See general instruction C.3(b)). We believe that the reference to the type of funds included in the prospectus (in this case, the Investor Funds) and the share classes included on the prospectus cover conforms to this standard.

The J.P. Morgan Funds have multiple types of funds, share classes and prospectuses. The reference to Investor Funds on the front cover allows financial intermediaries and shareholders who want information concerning the Investor Funds to pull the right prospectus from the many prospectuses for the J.P. Morgan Funds. A generic reference to JPMorgan Trust II would not accomplish this objective. Similarly, the prominent share class reference on the cover allows financial intermediaries and shareholders to quickly verify that they have the prospectus that they need.

Fees and Expenses of the Fund

2.

Comment: Please delete the parenthetical “under $1 million” from the Maximum Deferred Sales Charge (Load) line item.

Response: Absent this disclosure in the fee tables, potential investors may not understand that certain purchases of Class A Shares are subject to a CDSC. We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in a Fund. The “(under $1 million)” language in the fee table alerts shareholders to an important exception to the general fact that Class A Shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we are retaining the “under $ 1 million” in the disclosure.

3.

Comment: The footnote under the “Annual Fund Operating Expenses” table provides as follows:

“This contract cannot be terminated prior to 11/1/11 at which time the Service Providers will determine whether or not to renew or revise it.”

The investment advisory agreement has a termination clause. Please replace “at which time the Service Providers will determine whether or not to renew or revise it” with disclosure that describes the circumstances under which the expense limitation agreement can be terminated.

Response: We respectfully disagree. Although the investment advisory agreement provides that it may be terminated upon 60 days’ written notice, the expense limitation agreement is governed by a separate contract that does not provide a means for its termination by the Service Providers before its expiration date.

Main Investment Strategies

4.

Comment: Please provide more specificity in each of the summaries concerning the amount that each Investor Fund expects to allocate between debt and equity investments.

Response: The disclosure will be revised to add language concerning the amount of exposure that each Investor Fund intends to have to equity and fixed income investments. For example, the following disclosure has been added to the JPMorgan Investor Conservative Growth Fund:

“Generally, the Fund’s allocation strategy is to achieve a long-term risk profile similar to a fund that invests 70% in income securities and 30% in equity securities.”

In addition, the “More About the Funds” will continue to include disclosure regarding the ranges that each Investor Fund may invest in equity funds, income funds, and money market funds as well as the ranges that may be invested in each of the individual underlying funds.

5.

Comment: The summaries indicate that each Investor Fund may invest in J.P. Morgan “specialty funds.” Please disclose what is included in “specialty funds.”

Response: The disclosure has been revised to indicate that “specialty funds” include funds that use market neutral strategies or that have exposure to alternative equity asset classes such as REITs or commodities.

6.

Comment: Please describe how the adviser determines what to buy and sell for the Fund.

Response: We believe the current disclosure addresses this requirement by describing how the adviser makes the determination of allocating each Investor Fund’s assets among underlying funds. The current disclosure describes the factors that the adviser considers in buying and selling underlying funds including how the adviser determines strategic weight and tactical asset allocation for each of the Investor Funds.

7.

Comment: The prospectus provides as follows:

“Taking a long term approach, the adviser focuses on making investments that it believes will perform over time while maintaining a level of volatility similar to the Composite Benchmark and its peer group.”

Please indicate what is meant by “Composite Benchmark” and “peer group.”

Response: The name of the Composite Benchmark and peer group refer to the benchmarks included in the Average Annual Total Return Table. The disclosure will be revised to better reference the benchmarks. For example, the Investor Conservative Growth Fund disclosure will be revised to read as follows:

“Taking a long term approach, the adviser focuses on making investments that it believes will perform over time while maintaining a level of volatility similar to the Investor Conservative Growth Composite Benchmark and its Lipper peer group.”

Statement of Additional Information

8.

Comment: The disclosure under “Investment Policies” provides as follows:

“The percentage limitations contained in the policies below apply at the time of purchase of the securities. If a percentage or rating restriction on investment or use of assets set forth in a fundamental investment policy or a non-fundamental investment policy or in a Prospectus is adhered to at the time of investment, later changes in percentage resulting from any cause other than actions by a Fund will not be considered a violation.”

Please indicate that this exception does not apply to the fundamental restrictions on borrowings.

Response: The disclosure will be revised to read as follows:

“Except for the restriction on borrowings set forth in fundamental investment policy (8) below, the ~~The~~ percentage limitations contained in the policies below apply at the time of purchase of the securities. If a percentage or rating restriction on investment or use of assets set forth in a fundamental investment policy or a non-fundamental investment policy or in a Prospectus is adhered to at the time of investment, later changes in percentage resulting from any cause other than actions by a Fund will not be considered a violation. With respect to fundamental investment policy (8), the 1940 Act generally limits a Fund’s ability to borrow money on a non-temporary basis if such borrowings constitute “senior securities.” As noted in “Investment Strategies and Policies — Miscellaneous Investment Strategies and Risks — Borrowings” in SAI Part II, in addition to temporary borrowing, a Fund may borrow from any bank, provided that immediately after any such borrowing there is an asset coverage of at least 300% for all borrowings by a Fund and provided further, that in the event that such asset coverage shall at any time fall below 300%, a Fund shall, within three days (not including Sundays and holidays) thereafter or such longer period as the SEC may prescribe by rules and regulations, reduce the amount of its borrowings to such an extent that the asset coverage of such borrowing shall be at least 300%.”

In connection with your review of the Fund’s Post-Effective Amendment No. 119 filed by the Trust on August 25, 2010, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission ("Staff"), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange

Commission ("SEC") from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-5749.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary

Exhibit A

JPMorgan Investor Balanced Fund

JPMorgan Investor Conservative Growth Fund

JPMorgan Investor Growth Fund

JPMorgan Investor Growth & Income Fund